FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of May 2010

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1. Nomura Announces Correction to Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 14, 2010	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

Nomura Announces Correction to Financial Statements

Tokyo, May 14, 2010 — Nomura Holdings, Inc. today announced it has made a correction to the document entitled “Financial Highlights – Year Ended March 2010” as underlined below. The correction is related to Nomura Securities Co., Ltd. only and does not affect the firm’s consolidated financial position.

Correction

Nomura Securities Co., Ltd. – Supplementary Information

Page 35:    5. Capital Adequacy Ratio

Original

5. Capital Adequacy Ratio

			(Rounded down to millions of yen except percentages)
			March 31, 2010	March 31, 2009	Increase/(Decrease)
Tier I		(A)	820,090	719,321	100,769
Tier II	Valuation and translation adjustments		1,942	2,130	(188)
	Statutory reserves		6,243	5,518	725
	Allowance for doubtful accounts		20	11	9
	Subordinated debt		606,088	606,085	3
	Total	(B)	614,295	613,747	548
Illiquid Asset		(C)	119,148	136,123	(16,975)
Net Capital	(A) + (B) - (C) =	(D)	1,315,237	1,196,946	118,291
Risk	Market risk		119,130	99,113	20,017
	Counterparty risk		188,244	210,482	(22,238)
	Basic risk		135,858	135,675	183
	Total	(E)	443,233	445,271	(2,038)
Capital Adequacy Ratio		(D)/(E)	296.7%	268.8%	27.9%

Corrected

5. Capital Adequacy Ratio

			(Rounded down to millions of yen except percentages)
			March 31, 2010	March 31, 2009	Increase/(Decrease)
Tier I		(A)	820,090	719,321	100,769
Tier II	Valuation and translation adjustments		1,942	2,130	(188)
	Statutory reserves		6,243	5,518	725
	Allowance for doubtful accounts		20	11	9
	Subordinated debt		606,088	606,085	3
	Total	(B)	614,295	613,747	548
Illiquid Asset		(C)	119,148	136,123	(16,975)
Net Capital	(A) + (B) - (C) =	(D)	1,315,237	1,196,946	118,291
Risk	Market risk		119,072	99,113	19,959
	Counterparty risk		189,081	210,482	(21,401)
	Basic risk		135,858	135,675	183
	Total	(E)	444,013	445,271	(1,258)
Capital Adequacy Ratio		(D)/(E)	296.2%	268.8%	27.4%

Ends

For further information please contact:

Name	Company	Telephone
Toru Namikawa	Nomura Holdings, Inc.	81-3-3278-0591

Kathy Lindsay	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 26,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, wholesale (global markets, investment banking, and other wholesale), and asset management. For further information about Nomura, please visit www.nomura.com.